September 5, 2025

Michael E. Reel
General Counsel and Secretary
MACH NATURAL RESOURCES LP
14201 Wireless Way
Suite 300
Oklahoma City, Oklahoma

       Re: MACH NATURAL RESOURCES LP
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 13, 2025
           File No. 001-41849
Dear Michael E. Reel:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business and Properties
Summary Reserve Data, page 3

1.     We note total proved PV-10 is disclosed as $1,890 million, which based on the
       Cawley Gillespie reserve report, appears to include discounted midstream revenues
       associated with the Company   s ownership share of revenues processed
through a
       Company owned plant.

       Please tell us the total dollar amount of the midstream revenues included in the PV-10 and standardized measure for each period disclosed here and on page 108.

       Also, please explain your justification for the inclusion of midstream revenues based on the disclosure requirements in Rule 4-10(a)(16) of Regulation S-X, Instruction 1 to
       paragraph (a)(16)(i) and Rule 4-10(a)(26) of Regulation S-X, respectively.
 September 5, 2025
Page 2

       As part of your explanation, please tell us the    terminal point
where the oil and gas
       production function ends and confirm you have a revenue interest in the production at that point. Additionally, explain how the plant revenues and costs relate to the
       processing fees applied to the Company   s production volumes, and if
any revenues
       from processing third-party gas is applied to offset such costs. Internal Controls Over Reserve Estimates, page 4

2.     We note disclosure on page two clarifying the estimates of proved reserves and
       related PV-10, as of December 31, 2024, were prepared by Cawley,
Gillespie
       & Associates. Please expand your disclosure under the section
Internal Controls
       Over Reserves Estimates    to additionally provide the qualifications of
the technical
       person within Cawley, Gillespie & Associates primarily responsible for overseeing the preparation of the reserve report, as of December 31, 2024. Refer to the disclosure requirements in Item 1202(a)(7) of Regulation S-K.
Oil, Natural Gas and NGL Production Prices and Production Cots
Operating Data, page 6

3. Please revise the tabular disclosure to identify the units used to report the revenues, costs, and expenses, e.g. in thousands, except per common unit data, comparable to the disclosure on page 75.
Notes to Consolidated Financial Statements
16. Subsequent Events
Flycatcher Acquisition, page 104

4. Please expand the discussion of the Flycatcher Acquisition to clarify the reserve estimates, as of December 31, 2024, prepared by Cawley, Gillespie & Associates
       (Exhibits 99.2 and 99.3), are not included in the estimates of proved reserves and cash flows presented in Form 10-K, as of December 31, 2024.
17. Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited)
Proved Reserves Summary, page 106

5. For the years ended December 31, 2022, 2023, and 2024, we note the changes in your
       estimates of total proved reserves included    revisions of previous
estimates    due to: 1)
       the addition of PUDs and 2) the addition of proved developed producing reserves associated with the drilling of wells within proved areas that were not booked as
       PUDs at the prior year-end, and that you added no new reserves as extensions and
       discoveries    during these periods.

       Please expand your disclosure to explain in reasonable detail why reserves for these
       locations are classified as    revisions of previous estimates    and
not    extensions and
       discoveries.    Refer to the disclosure requirements in FASB ASC
932-235-50-5.

       This comment also applies to the disclosure on page four of the changes that occurred in your proved undeveloped reserves, for the year ended December 31, 2024.
6. Please expand your separate disclosure of the proved developed reserves and proved undeveloped reserves to include the volumes for the beginning period of the
 September 5, 2025
Page 3

       reconciliation, i.e. as of December 31, 2021. Refer to the disclosure requirements in
       FASB ASC 932-235-50-4.
Standardized Measure, page 106

7. We note disclosure on page 108 that future development costs include plugging expenses, net of salvage and net capital investment. Please provide us with the total undiscounted dollar amount of the abandonment costs included in your calculation of the standardized measure, and for comparison, the total undiscounted dollar amount of your asset retirement obligations reported on page 82, as of December 31, 2024.

       Please explain your rationale for any material differences in these undiscounted costs.
       For additional guidance regarding the costs to be included in the standardized
       measure, refer to the definition of    Discounted Future Net Cash Flows
Related to
       Proved Oil and Gas Reserves    under Amendments to the XBRL Taxonomy,
       Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic
       932), Oil and Gas Reserve Estimation and Disclosures, January 2010. Exhibits

8.     Please explain the source(s) of the    Other    revenues shown in the
composite summary
       tables in Exhibit 99.4 for 1) proved reserves on page one and 2) company-owned plants, gas gathering systems and water disposal systems on page three.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 if you
have questions regarding the engineering comments. Please contact Brad Skinner, Office
Chief, at 202-551-3489 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation